UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

Gulfmark Offshore, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

402629109

(CUSIP Number)

Jeffrey A. Welikson

Vice President and Corporate Secretary

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas, 42nd Floor

New York, NY 10020

(212) 526-0858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402629109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,826,753
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,826,753
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,753
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14.	TYPE OF REPORTING PERSON: HC/CO

(1) Based on 23,059,828 shares of Gulfmark Offshore, Inc.’s Common Stock outstanding as of April 30, 2008 as reported on its Form 10-Q for the quarter ended March 31, 2008 and 2,085,700 shares of Common Stock issued on July 1, 2008 as reported on the Form 8-K filed on July 7, 2008.

CUSIP No. 402629109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,387
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,387
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON: BD/CO

(1) Based on 23,059,828 shares of Gulfmark Offshore, Inc.’s Common Stock outstanding as of April 30, 2008 as reported on its Form 10-Q for the quarter ended March 31, 2008 and 2,085,700 shares of Common Stock issued on July 1, 2008 as reported on the Form 8-K filed on July 7, 2008.

AMENDMENT NO. 9 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 9 amends the Schedule 13D filed on May 12, 1997 (the “Original 13D”) by Lehman Brothers Holdings Inc. with respect to the common stock, par value $0.01 (the “Common Stock”), of Gulfmark Offshore, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on February 14, 2002, Amendment No. 2 thereto filed on March 18, 2002, Amendment No. 3 thereto filed on May 19, 2004, Amendment No. 4 thereto filed on January 19, 2005, Amendment No. 5 thereto filed on June 14, 2005, Amendment No. 6 thereto filed on March 15, 2006, Amendment No. 7 thereto filed on April 17, 2006 and Amendment No. 8 thereto filed on April 28, 2006 (all amendments together with the Original 13D, the “Schedule 13D Filing”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D Filing is hereby amended in its entirety as follows:

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)

745 Seventh Avenue

New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc.

Lehman Brothers Inc., a Delaware corporation (“LBI”)

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and is a wholly-owned subsidiary of Holdings.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The Reporting Persons are amending Item 4 of the Schedule 13D Filing to clarify and disclose that the Reporting Persons do not have control of the Issuer and do not have any intention to change or influence control of the Issuer.

Accordingly, the Reporting Persons are now eligible to disclose their beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended. All future filings with respect to the Reporting Persons’ beneficial ownership of Common Stock will therefore be made on Schedule 13G.

The Reporting Persons intend to evaluate continually the business, prospects and financial condition of the Issuer, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the Common Stock that they hold or to acquire additional shares in the ordinary course of business and without the purpose or effect of changing or influencing control of the Issuer. Any disposition, or any further acquisition, may be effected through open market transactions, privately negotiated transactions, donations to charitable organizations or otherwise.

Except as otherwise described herein, none of the Reporting Persons have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D Filing is hereby amended in its entirety as follows:

(a)	See Items 11 and 13 of the cover pages.

Holdings is the actual owner of 1,823,366 shares of Common Stock reported herein.

LBI is the actual owner of 3,387 shares of Common Stock reported herein. Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stock owned by LBI.

(b)	See Items 7 through 9 of the cover pages.

(c)	Except as disclosed below, the Reporting Persons have not effected any transactions within the past 60 days.

On June 30, 2008, Holdings sold 25,000 shares of Common Stock on the open market at a price of $58.1543 per share.

On July 1, 2008, Holdings sold 100,000 shares of Common Stock on the open market at a price of $58.1837 per share.

On July 2, 2008, Holdings sold 16,000 shares of Common Stock on the open market at a price of $55.8063 per share.

On July 3, 2008, Holdings sold 28,000 shares of Common Stock on the open market at a price of $54.16730 per share.

On July 7, 2008, Holdings sold 55,000 shares of Common Stock on the open market at a price of $53.0052 per share.

On July 8, 2008, Holdings sold 67,500 shares of Common Stock on the open market at a price of $51.7979 per share.

On July 9, 2008, Holdings sold 60,000 shares of Common Stock on the open market at a price of $53.4460 per share.

(d)

None of the Reporting Persons know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D Filing is hereby amended to add the following:

Exhibit 2	Joint Filer Agreement of the Reporting Persons dated July 10, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2008

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Gwen J. Zeisler

---------------------------------------------

Name: Gwen J. Zeisler

Title:	Vice President

LEHMAN BROTHERS INC.

By: /s/ Gwen J. Zeisler

---------------------------------------------

Name: Gwen J. Zeisler

Title:	Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline plc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JERRY A. GRUNDHOFER Chairman Emeritus and Retired Chief Executive Officer of U.S. Bancorp	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HERBERT H. MCDADE III President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN T. LOWITT Chief Financial Officer, Controller and Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT J. FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HERBERT H. MCDADE III President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN T. LOWITT Chief Financial Officer, Controller and Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT J. FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States.

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, FINRA, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.